Exhibit 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges
Consolidated
(Thousands of Dollars)

	Six months ended	Years Ended December 31
	June 30, 2016	2015	2014	2013	2012	2011
Fixed charges, as defined:
Interest charges	$42,764	$80,613	$74,025	$73,772	$71,843	$69,536
Amortization of debt expense and premium - net	1,697	3,415	3,635	3,813	3,803	4,617
Interest portion of rentals	671	1,287	1,187	1,146	1,294	1,139

Total fixed charges	$45,132	$85,315	$78,847	$78,731	$76,940	$75,292

Earnings, as defined:
Pre-tax income from continuing operations	$132,007	$185,619	$192,106	$162,347	$116,567	$139,438
Add (deduct):
Capitalized interest	(1,751)	(3,546)	(3,924)	(3,676)	(2,401)	(2,942)
Total fixed charges above	45,132	85,315	78,847	78,731	76,940	75,292

Total earnings	$175,388	$267,388	$267,029	$237,402	$191,106	$211,788

Ratio of earnings to fixed charges	3.89	3.13	3.39	3.02	2.48	2.81